Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Earnings Computation:
Earnings before income taxes	$692,548	$648,377	$1,153,041	$1,055,620
Fixed charges	59,227	48,868	114,527	89,085
Total earnings as adjusted	$751,775	$697,245	$1,267,568	$1,144,705

Fixed Charges Computation:
Interest Expense	$50,290	$41,547	$97,184	$75,026
Assumed interest element included in rent expense	8,937	7,321	17,343	14,059
Total fixed charges	$59,227	$48,868	$114,527	$89,085

Ratio of earnings to fixed charges	12.7	14.3	11.1	12.8